Exhibit 23.4

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Broadcom Corporation:

We consent to the incorporation by reference in the registration statement on Form S-8 of Broadcom Limited of our report dated January 29, 2016, with respect to the consolidated balance sheets of Broadcom Corporation and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2015, which report appears in the Form 8-K of Broadcom Limited to be filed on or about February 1, 2016.

/s/ KPMG LLP

Irvine, California

January 29, 2016